UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NOVEN PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
670009109
(CUSIP Number)
August 15, 2007
(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed;

☐ Rule 13d-1(b)

Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 670009109

1	NAME OF REPORTING PERSON

West Coast Asset Management, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	CA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	2,867,859
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
2,867,859

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,867,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.54%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13G

CUSIP No. 670009109

1	NAME OF REPORTING PERSON

West Coast Opportunity Fund LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DE

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	347,000
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
347,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13G

CUSIP No. 670009109

1	NAME OF REPORTING PERSON

Paul J. Orfalea

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	2,867,859
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
2,867,859

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,867,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.54%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13G

CUSIP No. 670009109

1	NAME OF REPORTING PERSON

Lance W. Helfert

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	USA

7	SOLE VOTING POWER
NUMBER OF SHARES	375
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	2,867,859
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
375
_______________________________________________
10	SHARED DISPOSITIVE POWER
2,867,859

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,868,234

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.54%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13G

CUSIP No. 670009109

1	NAME OF REPORTING PERSON

R. Atticus Lowe

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	USA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	2,867,859
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
2,867,859

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,867,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.54%

14	TYPE OF REPORTING PERSON
IN

Item 1.
(a)	Name of Issuer:

Noven Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

11960 S.W. 144th Street

Miami, Florida 33186

Item 2.
(a)	Name of Person Filing:

This statement is being filed jointly by West Coast Opportunity Fund LLC (“WCOF”), West Coast Asset Management, Inc. (“WCAM”), which is the managing member of WCOF and has discretion over separately managed customer accounts, and the members of the Investment Committee of WCAM: Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence

The office of the principal business office of each of the reporting persons is 2151 Alessandro Drive #100,Ventura, CA 93001.

(c)	Citizenship

See Item 2(a) above and Item 4 of each cover page.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share.

(e)	CUSIP Number

670009109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) 240.13d-2(b) or (c), check whether the person is filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E); (WCAM)
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership:

(a) WCOF is the record owner of 347,000 shares of Common Stock of the Issuer. As the sole managing member partner of WCOF, WCAM may be deemed to own beneficially the shares held by WCOF, as well as the shares held in discretionary accounts for clients of WCAM. As the individual members of the Investment Committee of WCAM, each of the Messrs. Orfalea, Helfert and Lowe also may be deemed to own beneficially all of the shares held by WCOF and the separately managed discretionary accounts. Thus, the Reporting Persons may be deemed to own beneficially an aggregate of 11.54% of the 24,851,829 shares of the Issuer's Common Stock outstanding as of July 31, 2007 according to the Issuer’s report on Form 10-Q for the quarter ended June 30, 2007.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each of the Reporting Persons, except for Mr. Helfert who has sole power over 375 shares directly held by him.

(ii)	shared power to vote or to direct the vote:

WCOF has shared power over 347,000 shares; the other Reporting Persons have shared power over 2,867,859 shares.

(iii)	sole power to dispose or to direct the disposition:

0 shares for each of the Reporting Persons except for Mr. Helfert who has sole power over 375 shares directly held by him.

(iv)	shared power to dispose or to direct the disposition:

WCOF has shared power over 347,000 shares; the other Reporting Persons have shared power over 2,867,859 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2007

West Coast Asset Management, Inc.
By:______*_____________ Lance W. Helfert Its President

West Coast Opportunity Fund LLC
By:_______*____________ Lance W. Helfert, President of Its Managing Member

______*_______
Paul J. Orfalea

______*_______
Lance W. Helfert

______*_______
R. Atticus Lowe

*/s/Linda Schuman
Linda Schuman
As attorney-in-fact

This Schedule 13G was executed by on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 1

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.

EXECUTED this 22nd day of August, 2007.

West Coast Asset Management, Inc.
By:________*____________ Lance W. Helfert Its: President

West Coast Opportunity Fund LLC By:________*____________
Lance W. Helfert, President of its Managing Member

___________*____________
Paul J. Orfalea

___________*_____________
Lance W. Helfert

/s/ R. Atticus Lowe
R. Atticus Lowe

*/s/Linda Schuman
Linda Schuman
As attorney-in-fact

This Joint Filing Agreement was executed by on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitute and appoint Linda Schuman, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: July 24, 2007	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: July 24, 2007	/s/ Lance W. Helfert
Lance W. Helfert

Dated: July 24, 2007	/s/ R. Atticus Lowe
R. Atticus Lowe